EXHIBIT 11.1

PartnerRe Ltd.

Computation of Net Income (Loss) Per Common and Common Share Equivalents

For the years ended December 31, 2006, 2005 and 2004

(Expressed in thousands of U.S. dollars or shares, except per share amounts)

	2006			2005			2004
	Income (Numerator)	Shares (Denominator)	Per Share	Loss (Numerator)	Shares (Denominator)(1)	Per Share (1)	Income (Numerator)	Shares (Denominator)	Per Share
Net income (loss)	$749,332			$(51,064)			$492,353
Less: preferred dividends	(34,525)			(34,525)			(21,485)

Net income (loss) available to common shareholders/Weighted average number of common shares outstanding/Basic net income (loss) per share	$714,807	56,822.5	$12.58	$(85,589)	54,951.2	$(1.56)	$470,868	53,490.8	$8.80
Effect of dilutive securities:
Stock options and other		980.3						556.6

Net income available to common shareholders/Weighted average number of common and common share equivalents outstanding/Diluted net income per share	$714,807	57,802.8	$12.37				$470,868	54,047.4	$8.71

(1)	Diluted net loss per share has not been shown for 2005 because the effect of dilutive securities would have been anti-dilutive. Dilutive securities, under the form of options and others, that could potentially dilute basic net loss per share were not included in the computation of diluted net loss per share because to do so would have been antidilutive. The weighted average number of common and common share equivalents outstanding for the period would have amounted to 55,869.3 thousand shares, if these securities had been included.